

March 19, 2009

via U.S. Mail

Ms. Lian Yun Han
Chief Executive Officer
YzApp International Inc.
7/F Jinhua Mansion
41 Hanguang Street
Nangang District, Harbin, 150080
People's Republic of China

> **Re:** **YzApp International Inc.**
> **Amendment No. 1 to Preliminary Information Statement**
> **on Schedule 14C**
> **Filed February 23, 2009**
> **File No. 0-52899**

Dear Ms. Han:

We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a summary term sheet, as required by Item 14 of Schedule 14A and Item 1001 of Regulation M-A. See our prior comment 1.

Information of the Company, page 13

Background and History of New Resources and Heilongjiang Shuaiyi, page 14

2.   Please revise this section to disclose the purpose and effect of the equity transfer agreement between New Zealand WAYNE's New Resources Development Co., Ltd. and certain individuals ("the Shuaiyi Founders"), the earn-in agreements between each of the Shuaiyi Founders and New Zealand WAYNE's Investment Holdings Co., Ltd., and the loan agreements between the Shuaiyi Founders and you. For example, please disclose the information regarding such agreements that you provided in response to our prior comment 7 and disclose the information regarding such agreements that is set forth in Note 17 to the unaudited financial statements of Heilongjiang Shuaiyi New Energy Development Co., Ltd. as of and for the period ended September 30, 2008.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms. Lian Yun Han
YzApp International Inc.
March 19, 2009
Page 3

      Please contact Laura Nicholson at (202) 551-3584 or, in her absence, the undersigned at (202) 551-3740 with any questions.

      Sincerely,

      H. Roger Schwall
      Assistant Director

cc: T. Towner
      K. Hiller
      L. Nicholson

      <u>via facsimile</u>
      Qixiang Sun, Esq.